UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Li-Cycle Holdings Corp.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 50202P105 Page: Page 2 of 10

1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,539,783 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,539,783 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,539,783 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 8,539,783 common shares, without par value (“Common Shares”) of Li-Cycle Holdings Corp. (the “Issuer”) which may be issuable to Spring Creek Capital, LLC (“Spring Creek”) upon conversion of the Convertible Notes (as defined and described in Items 3 and 6) based on the outstanding principal amount of $114,689,298, as of the date hereof, without giving effect to accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates.

(2)

Calculated using 186,789,611 Common Shares of the Issuer outstanding as of November 14, 2023, including (i) 178,249,828 Common Shares as disclosed by the Issuer in the Issuer’s Form 6-K/A filed with the SEC on November 14, 2023 and (ii) 8,539,783 Common Shares issuable to Spring Creek upon conversion of the Convertible Notes. The calculation of the number of Common Shares issuable to Spring Creek upon conversion of the Convertible Notes is based on the outstanding principal of $114,689,298, as of the date hereof, and does not include accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,539,783 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,539,783 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,539,783 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 8,539,783 Common Shares which may be issuable to Spring Creek upon conversion of the Convertible Notes based on the outstanding principal amount of $114,689,298, as of the date hereof, without giving effect to accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates. These Issuer securities may be deemed to be beneficially owned by Koch Industries by virtue of Koch Industries’ indirect beneficial ownership of Spring Creek.

(2)

Calculated using 186,789,611 Common Shares of the Issuer outstanding as of November 14, 2023, including (i) 178,249,828 Common Shares as disclosed by the Issuer in the Issuer’s Form 6-K/A filed with the SEC on November 14, 2023 and (ii) 8,539,783 Common Shares issuable to Spring Creek upon conversion of the Convertible Notes. The calculation of the number of Common Shares issuable to Spring Creek upon conversion of the Convertible Notes is based on the outstanding principal of $114,689,298, as of the date hereof, and does not include accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates.

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Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp., a corporation incorporated under the laws of the Province of Ontario (the “Issuer”). The Issuer’s principal executive offices are located at 207 Queen’s Quay West, Suite 590, Toronto, Ontario M5J 1A7. The Common Shares are listed on The New York Stock Exchange and trade under the symbol “LICY.”

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Spring Creek Capital, LLC (“Spring Creek”); SCC Holdings, LLC (“SCC”); KIM, LLC (“KIM”); Koch Investments Group, LLC (“KIG”); Koch Investments Group Holdings, LLC (“KIGH”); and Koch Industries, Inc. (“Koch Industries”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Spring Creek is a Delaware limited liability company and a subsidiary of SCC Holdings. Spring Creek is principally engaged in the business of investing in other companies.

(2) SCC Holdings is a Delaware limited liability company and a subsidiary of KIM. SCC Holdings is principally engaged as a holding company for Spring Creek and Wood River Capital, LLC.

(3) KIM is a Delaware limited liability company and a subsidiary of KIG. KIM is principally engaged as a holding company for SCC.

(4) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for KIM.

(5) KIGH is a Delaware limited liability company and a subsidiary of Koch Industries. KIGH is principally engaged as a holding company for KIG.

(6) Koch Industries is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

Spring Creek is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Common Shares held by Spring Creek by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Spring Creek.

The filing of this Schedule 13D shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP: 50202P105 Page: Page 5 of 10

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2021, Spring Creek entered into a note purchase agreement (the “Note Purchase Agreement”) with the Issuer relating to the issuance and sale of the Convertible Notes (as defined in Item 6) for $100,000,000 in cash.

The acquisition of the original Convertible Note was funded with the working capital of Koch Industries.

Item 4.	Purpose of the Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action.

The Reporting Persons are in discussions with members of the Issuer’s management and board of directors, other stakeholders (including Glencore Limited), and other persons regarding matters relating to the business, affairs and operations of the Issuer and/or its subsidiaries, including discussing various potential financial and strategic alternatives regarding the Issuer and its subsidiaries. As a result of these discussions, one or more of the Reporting Persons or their affiliates may suggest or take a position (or support other shareholders’ proposals or positions) with respect to (1) potential changes in capital structure of the Issuer (including potential changes to the terms of the Convertible Notes), (2) potential corporate transactions involving the Issuer and/or its subsidiaries, or (3) the operations, management, or board structure (including board composition) of the Issuer. In the course of these discussions, the Reporting Persons could consider, propose or suggest actions that could result in, among other things, any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action or the course of action of other shareholders that the Reporting Persons support, if any, (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the date hereof, the Reporting Persons did not directly own any Common Shares. However, as of the date hereof, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to have power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 8,539,783 Common Shares issuable upon the conversion of the Convertible Notes directly owned by Spring Creek, which represents approximately 4.57% of the outstanding Common Shares. This percentage of the outstanding Public Shares beneficially owned by the Reporting Persons was calculated using 186,789,611 Common Shares of the Issuer outstanding as of November 14, 2023, including (i) 178,249,828 Common Shares as disclosed by the Issuer in the Issuer’s Form 6-K/A filed with the SEC on November 14, 2023 and (ii) 8,539,783 Common Shares issuable upon conversion of the Convertible Notes. The aggregate outstanding principal of $114,689,298 under the Convertible Notes, as of the date of this Schedule 13D, includes the $100,000,000 original principal amount of the initial convertible note issued on September 29, 2021 and the additional principal amount of $14,689,298 issued as PIK interest through the date hereof. The foregoing amounts do not include accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates.

CUSIP: 50202P105 Page: Page 6 of 10

As a result of the discussions related to the Issuer referenced in Item 4 hereof, which Item is incorporated by reference herein, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Glencore Entities (as defined below). Refer to Glencore Limited’s Amendment No. 1 to its Schedule 13D (the “Glencore Entities”), filed with the SEC on December 6, 2023, as may be further amended by the Glencore Entities, which will include information regarding the Glencore Entities. Each of the Reporting Persons expressly disaffirms the formation of a group between the Reporting Persons and the Glencore Entities, and disclaims beneficial ownership of any Common Shares beneficially owned by such beneficial holders.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule A, has effected any transaction during the past 60 days in, any Common Shares.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 and 4 hereof are incorporated herein by reference.

Note Purchase Agreement; Registration Rights

On September 29, 2021, the Issuer entered into the Note Purchase Agreement with Spring Creek and issued to Spring Creek an unsecured convertible note in the original principal amount of $100,000,000 (together with subsequently issued unsecured convertible notes under the Note Purchase Agreement, the “Convertible Notes”) under the Note Purchase Agreement, in a transaction exempt from registration under the Securities Act.

The Convertible Notes mature five years from the date of issuance and accrue interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the Convertible Notes is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Issuer’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%). Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%.

The principal and accrued interest owing under the Convertible Notes may be converted at any time by the holder into Common Shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of Common Shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Issuer may elect to convert the principal and accrued interest owing under the Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”), into Common Shares at the Conversion Price.

The Issuer may redeem the Convertible Notes at any time by payment of an amount in cash equal to 130% of the principal amount of the Convertible Notes and all accrued interest owing under the Convertible Notes, plus the Make-Whole Amount. Upon a change of control transaction, the Issuer will be required to redeem the Convertible Notes by payment of an amount in cash equal to the outstanding principal amount of the Convertible Notes and all accrued interest owing under the Convertible Notes, plus the Make-Whole Amount.

The Convertible Notes are subject to certain events of default, the occurrence of which would give the holder the right to require the Issuer to redeem the Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Convertible Note and all accrued interest owing under the Convertible Note, plus the Make-Whole Amount. The Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

In addition, the Issuer granted certain registration rights under the Note Purchase Agreement. The Issuer agreed to file with the SEC within 30 days a registration statement covering the resale of the common shares issued of issuable upon conversion of the Convertible Notes. The Issuer is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 60 days after the issuance of the Convertible Notes (or 90 days after the issuance of the Convertible Notes if the SEC notifies the Issuer that it will review the registration statement) or (B) 10 business days after the SEC notifies the Issuer in writing that it will not review the registration statement. The Issuer agreed to keep the registration statement (or another shelf registration statement covering the common shares issued of issuable upon conversion of the Convertible Notes) effective until the earlier of (x) the third anniversary of the issuance of the Convertible Notes or (y) the date on which the holder of the Convertible Notes ceases to hold any common shares issued or issuable upon conversion of the Convertible Notes.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer on September 29, 2021).

99.2	Convertible Note, dated September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on September 29, 2021).

99.3	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

Spring Creek Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Spring Creek Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Feilmeier, Steven J.	Manager
May, David J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele G.	Secretary
Feilmeier, Steve J.	Manager
May, David J.	Manager
Waggoner, Mark A.	Treasurer

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall	Vice President
Currier, Jeffrey	Vice President
Feilmeier, Steven J.	Manager
Orr, Matthew J.	Manager
Mwangi, Michael	Treasurer

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
Timothy Russell	Chief Financial Officer and Treasurer
Koch, C. Chase	Vice President
Watson, Brett	Vice President
Francis, Jake	Vice President
May, David J.	Vice President
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

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Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Feilmeier, Steven J.	President and Manager
Fazio, Raffaele G.	Secretary
May, David J.	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Hannan, James B.	Manager
Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension and Investments
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Dotson, David C.	Vice President – Engineered Solutions
Ellender, Philip G.	Vice President – Government and Public Affairs
Fazio, Raffaele G.	Assistant Secretary
Feilmeier, Steven J.	Executive Vice President and Director
Flesher, Gregory W.	Director
Geoffroy, Raymond F. III	Senior Vice President, General Counsel and Secretary
Goering, Ross A.	Treasurer
Hannan, James B.	President, Chief Operating Officer and Director
Koch, C. Chase	Executive Vice President – Disruptive Technologies and Director
Koch, Charles G.	Chairman of the Board, Co-Chief Executive Officer and Director
Koch, Julia F.	Director
Luetters, Mark E.	Senior Vice President – Ag, Energy and Trading
Marshall, Elaine T.	Director
May, David J.	Vice President – Investment Management
Palmer, Kristi	Controller
Razook, Bradley J.	Executive Vice President, Chief Executive Officer – Resources and Director
Robertson, David L.	Vice Chairman of the Board, Co-Chief Executive Officer and Director